SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

The New Home Company Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS H. Lawrence Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 1,095,164 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,963,992 (2)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 1,095,164 (1)
	8	SHARED DISPOSITIVE POWER 32,318 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,127,482 (3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (5)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 759,352 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) held as of the date hereof by Mr. Webb, 38,755 shares of the Common Stock held as of the date hereof by the L and J Webb Family Trust U/A DTD 7/20/2018, of which Mr. Webb is a trustee (the "Webb Trust"), 227,273 stock options that vested on 1/30/17 that Mr. Webb has the right to exercise, and 42,517 restricted stock units and 27,267 stock options, each of which will vest, and Mr. Webb will have the right to acquire, within 60 days of this filing.

(2)

Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons (as defined in this Schedule 13G) and the Separately Filing Group Member (as defined in this Schedule 13G), without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Member that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Member may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Webb and the Webb Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Member except to the extent of any pecuniary interest therein. Mr. Webb may also be deemed to have shared voting power over 14,708 shares of common stock, par value $0.01 per share, of the Issuer held as of the filing date by Joan Marcus Webb, 5,525 stock options that Ms. Marcus Webb has the right to exercise, and 6,556 restricted stock units and 5,529 stock options, each of which will vest, and Ms. Marcus Webb will have the right to acquire within 60 days of this filing, because Mr. and Mrs. Webb are married. Each of Mr. Webb and the Webb Trust disclaims beneficial ownership of the shares held by Ms. Marcus Webb except to the extent of any pecuniary interest therein.

(3)

Mr. Webb may be deemed to have shared voting and dispositive power over 14,708 shares of common stock, par value $0.01 per share, of the Issuer held as of the filing date by Joan Marcus Webb, 5,525 stock options that Ms. Marcus Webb has the right to exercise, and 6,556 restricted stock units and 5,529 stock options each of which will vest, and Ms. Marcus Webb will have the right to acquire within 60 days of this filing, because Mr. and Mrs. Webb are married. Each of Mr. Webb and the Webb Trust disclaims beneficial ownership of the shares held by Ms. Marcus Webb except to the extent of any pecuniary interest therein.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Member.

(5)

Based on: (i) 20,096,969 shares of Common Stock issued and outstanding as of October 29, 2019, as reported by Issuer in its most recent Form 10-Q filed October 31, 2019, plus (ii) 227,273 stock options Mr. Webb has the right to exercise, plus (iii) 42,517 restricted stock units and 27,267 stock options, each of which will vest, and Mr. Webb will have the right to acquire, within 60 days of this filing, plus (iv) 5,525 stock options Ms. Marcus Webb has the right to exercise, plus (v) 6,556 restricted stock units and 5,529 stock options, each of which will vest, and Ms. Marcus Webb will have the right to acquire within 60 days of this filing for a total of 20,411,636 shares of Common Stock outstanding.

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Wayne Stelmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 997,243 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,963,992 (2)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 997,243 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,243 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 739,672 shares of the Common Stock held as of the date hereof by the W and L Stelmar Trust Dated 5/26/06, of which Mr. Stelmar is a trustee (the “Stelmar Trust”), 75,753 shares of Common Stock held directly by Mr. Stelmar, and 181,818 stock options that Mr. Stelmar has the right to exercise.

(2)

Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Member, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Member that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Member may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Stelmar and the Stelmar Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Member except to the extent of any pecuniary interest therein.

(3)

Based on: (i) 20,096,969 shares of Common Stock issued and outstanding as of October 29, 2019, as reported by Issuer in its most recent Form 10-Q filed October 31, 2019 plus (ii) 181,818 stock options Mr. Stelmar has the right to exercise for a total of 20,278,787 shares of Common Stock outstanding.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Member.

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Joseph D. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 732,385 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,963,992 (2)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 732,385 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,385 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 515,441 shares of the Common Stock held as of the date hereof by the Joseph and Terri Davis Family Trust Under Declaration of Trust Executed on August 23, 1999, of which Mr. Davis is a trustee (the “Davis Trust”), 35,126 shares of common sock held directly by Mr. Davis, and 181,818 stock options Mr. Davis has the right to exercise.

(2)

Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Member, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Member that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Member may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Davis and the Davis Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Member except to the extent of any pecuniary interest therein.

(3)

Based on: (i) 20,096,969 shares of Common Stock issued and outstanding as of October 29, 2019, as reported by Issuer in its most recent Form 10-Q filed October 31, 2019 plus (ii) 181,818 stock options Mr. Davis has the right to exercise, for a total of 20,278,787 shares of Common Stock outstanding.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Member.

CUSIP No.: 645370107
1	NAMES OF REPORTING PERSONS Thomas Redwitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 663,981 (1)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,963,992 (2)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 663,981 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,981 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 443,322 shares of the Common Stock held as of the date hereof by the Redwitz Family Trust Dated April 23, 1999, of which Mr. Redwitz is a trustee (the “Redwitz Trust”), 38,841 shares of Common Stock held directly by Mr. Redwitz, and 181,818 stock options Mr. Redwitz has the right to exercise.

(2)

Consists of the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons and the Separately Filing Group Member, without duplication. The Reporting Persons have entered into certain agreements with the Separately Filing Group Member that provide for, among other things, director nomination rights and voting agreements with respect to the Common Stock held thereby. As a result, the Reporting Persons and the Separately Filing Group Member may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act. Each of Mr. Redwitz and the Redwitz Trust disclaims beneficial ownership of the shares held by the Separately Filing Group Member except to the extent of any pecuniary interest therein.

(3)

Based on: (i) 20,096,969 shares of Common Stock issued and outstanding as of October 29, 2019, as reported by Issuer in its most recent Form 10-Q filed October 31, 2019 plus (ii) 181,818 stock options Mr. Redwitz has the right to exercise for a total of 20,278,787 shares of Common Stock outstanding.

(4)	Excludes shares directly or indirectly held by the other Reporting Persons and Separately Filing Group Member.

CUSIP No.: 645370107

Item 1	(a).	Name of Issuer:
The New Home Company Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
85 Enterprise, Suite 450 Aliso Viejo, California 92656

Item 2	(a).	Name of Person(s) Filing:
H. Lawrence Webb; Wayne Stelmar; Joseph D. Davis; and Thomas Redwitz (collectively, the “Reporting Persons”)

Item 2	(b).	Address of Principal Business Office or, if none, Residence:
Principal business office for the Reporting Persons:
85 Enterprise, Suite 450 Aliso Viejo, California 92656
Item 2	(c).	Citizenship:
		H. Lawrence Webb	United States of America
		Wayne Stelmar	United States of America
		Joseph D. Davis	United States of America
		Thomas Redwitz	United States of America

Item 2	(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:
645370107

Item 3.	Not Applicable.

Item 4.

Ownership:

Reference is made to Items 5-9 and 11 and the footnotes thereto on the cover pages to this Schedule 13G, which are incorporated by reference herein. The number of shares of Common Stock beneficially owned by the Separately Filing Group Member is based solely on the information contained in the filing made by the Separate Filing Member on or around the date hereof to report its beneficial ownership of shares of Common Stock within the meaning of Rule 13d-3.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and IHP Capital Partners VI, LLC, a Delaware limited company (the “Separately Filing Group Member”). It is the understanding of the Reporting Persons that the Separately Filing Group Member will or have filed separate reports to report its beneficial ownership of shares of Common Stock.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

By:	/s/ H. Lawrence Webb
H. Lawrence Webb, an individual

By:	/s/ Wayne Stelmar
Wayne Stelmar, an individual

By:	/s/ Joseph D. Davis
Joseph D. Davis, an individual

By:	/s/ Thomas Redwitz
Thomas Redwitz, an individual

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of The New Home Company Inc. may be filed in a single statement on behalf of each of such persons.

Dated this 12th day of February, 2020

By:	/s/ H. Lawrence Webb
H. Lawrence Webb, an individual

By:	/s/ Wayne Stelmar
Wayne Stelmar, an individual

By:	/s/ Joseph D. Davis
Joseph D. Davis, an individual

By:	/s/ Thomas Redwitz
Thomas Redwitz, an individual